News Release Index

NEWS RELEASE

LINUX GOLD CORP. ANNOUNCES NEW GOLD TARGETS LOCATED BY A GEOPHYSICAL SURVEY ON THE FISH CREEK PROPERTY FAIRBANKS, ALASKA

For Immediate Release: October 3, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that six new geophysical targets have been located on the Fish Creek property, near the Fort Knox Mine, in the Fairbanks Mining Division, Alaska.

Carl Windels, consultant, has completed an interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and has identified six main targets on the Fish Creek property as follows:

Proposed Drill Sites:

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Teryl Resources Corp. and Linux Gold Corp. plan to implement an exploration program this winter on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.

Linux Gold Corp. owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

In May of 2006, the Company staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District. Linux Gold Corp is 100% owner of the claims.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. received a research report from Khandaker Partners in New York. The report can be accessed online at http://www.linuxgoldcorp.com/khandakerreport_062706.pdf (see news release dated June 28, 2006).

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.